(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	Commission File Number 0-07152
☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Devcon International Corp.

Full Name of Registrant:

Former Name if Applicable:

595 South Federal Highway, Suite 500

Address of Principal Executive Office (Street/Number):

Boca Raton, Florida 33432

City, State and Zip Code:

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth (5th) calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 because the Registrant is experiencing delays in the collection and compilation of certain financial information required to be included in the Form 10-K, including, without limitation, the following:

(i)	information relating to a review of the valuation and impairment and classification as continuing operations of certain assets of the Registrant’s Construction and Materials Divisions in light of the execution and subsequent expiration of the letter of intent entered into on December 6, 2005, by the Registrant to sell certain subsidiaries and net assets that collectively comprise the Registrant’s Construction Division, its remaining Materials operations and DevMat, an 80 percent-owned joint venture, to a private investment group;

(ii)	information being obtained as a result of increased financial due diligence procedures required by the Registrant in order to include the results of operations of Coastal Security Company (“Coastal Security”) for the first time in the Registrant’s consolidated financial statements since the acquisition of Coastal Security on November 10, 2005.

The reasons causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

George M. Hare (Name)	(954) (Area Code)	429-1500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto

DEVCON INTERNATIONAL CORP.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006	By:	/s/ Stephen J. Ruzika
Stephen J. Ruzika
Chief Executive Officer & President

Exhibit A

The Registrant believes that a significant change in the Registrant’s results of operations between the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-K to which this notice applies due to changes in the relative size of the Registrant’s segments of operations and changes in operating activities included in Other Income and Expense.

In addition, on September 3, 2005, the Registrant sold the Registrant’s U. S. Virgin Islands ready-mix concrete, aggregates, concrete block and cement materials and supplies business resulting in that operation being classified as discontinued operations for the year ended December 31, 2005. For purposes of this analysis of the significant change in the Registrant’s results of operations, comparisons are made to the reported December 31, 2004 operating results as filed in the Registrant’s December 31, 2004 Form 10-K, which results do not have the classification of the Discontinued Operations. When the December 31, 2005 annual report on Form 10-K is filed, December 31, 2004 operating results will have the U.S. Virgin Islands materials operations properly classified as discontinued operations.

Revenue is expected to increase due to the fact that on February 28, 2005 and November 10, 2005, the Registrant acquired the operations of Starpoint Limited, a subsidiary of Adelphia Communications Corporation (the “Adelphia Acquisition”) and Coastal Security Company (the “Coastal Acquisition”), respectively, which acquisitions (the “Security Acquisitions”) significantly increased the size of the Registrant’s electronic security services segment. The Registrant believes the increase in revenues from this segment will be an amount equal to approximately $19 million. The Registrant anticipates that this increase in electronic security services revenue was supplemented with an increase of approximately $14 million in revenues generated by the Registrant’s construction segment, which increase primarily resulted from increases in both the number and size of construction contracts obtained by the Registrant in the Bahamas and the US Virgin Islands. The Registrant also anticipates that these increases in the Registrant’s revenues will be offset by a decrease of approximately $17 million in revenues generated by the Registrant’s materials division, which decrease primarily resulted from the classification of the Registrant’s U.S. Virgin Islands ready-mix concrete, aggregates, concrete block and cement materials and supplies business as discontinued operations, which operations were sold by the Registrant on September 3, 2005 (the “U.S. Virgin Islands Sale”).

Gross profit on revenue is expected to remain relatively unchanged in terms of dollars generated. The increased gross profit dollars generated by growth in the security segment will be offset by decreases in gross profit dollars generated by the materials segment, due to the discontinued operations of the U.S. Virgin Islands operations, and lower profitability of the Construction segment.

In addition, the Registrant anticipates operating expenses will increase, both as a percentage of revenue and as expressed in dollars. Specifically, the Registrant anticipates that operating expenses will be $32 million, or approximately 38% of anticipated total revenues for the fiscal year ended December 31, 2005, as compared to $17 million, or approximately 25% of total revenues for the comparable year in 2004. The anticipated increases in operating expenses are mainly a result of amortization of customer contract and customer relationship intangible assets of the Security Acquisitions, increased legal, accounting, and other advisory and consulting costs incurred with respect to the Security Acquisitions,, partially offset by a lower bad debt expense in 2005 compared to 2004 in the Construction and Materials segments. Additionally, included in the operating expenses for the fiscal year ended December 31, 2005 is an approximated $4 million impairment charge. The Company anticipates the actual impairment charge to range between approximately ($3 million) to ($5 million) on the long lived assets of the Company’s Construction and Materials operating segments. The Registrant is conducting a review of the valuation and resulting impairment on those long lived assets after having determined their classification as continuing operation in light of the execution and subsequent expiration of the letter of intent entered into on December 6, 2005, by the Registrant to sell certain subsidiaries and net assets that collectively comprise the Registrant’s Construction Division, its remaining Materials operations and DevMat, an 80 percent-owned joint venture, to a private investment group. Until this review is completed the amount of impairment may change.

Finally, the Registrant anticipates recording an Other Expense of approximately $1 million for the fiscal year ended December 31, 2005 as compared to the $14 million Other Income the Registrant recorded during the comparable year in 2004. The anticipated loss compared to the income contribution of 2004 resulted from the absence in 2005 of a one-time gain resulting from a settlement agreement the Registrant entered into in December 2004 with the government of Antigua and Barbuda with respect to certain outstanding obligations owed to the Registrant and net interest income compared with net interest expense which includes $0.9 million of extinguished debt issuance cost expense resulting from financing the Coastal Acquisition.

As a result of the foregoing, for the fiscal year ended December 31, 2005, assuming the approximated impairment charge of $4 million the Registrant anticipates recording a net loss of approximately $15 million, compared to net income of $11 million during the comparable period in 2004. The Registrant also anticipates reporting that, during the year ended December 31, 2005 and 2004, the Registrant recognized income net of tax from discontinued operations of $2 million and $0, respectively as a result of the U.S. Virgin Islands Sale.